Grady's Cold Brew, Inc.



ANNUAL REPORT

819 Garrison Ave.
Bronx, NY 10474
(718) 860 -1600
www.gradyscoldbrew.com

This Annual Report is dated April 28, 2020.

BUSINESS

Grady's Cold Brew, Inc is a privately held coffee company that produces award winning cold brew products (both liquid and dry) under the Grady's Cold Brew trademark. The company was founded in 2011 by Grayson Laird, David Sands, and Kyle Buckley. The company's business model centers on wholesale through the Natural and Conventional Retail Channels, wholesale through the Food Service and Office Channels, and a direct-to-consumer business model that allows consumers home/office delivery and subscription options. All liquid products are currently produced in-house at our brewery in the South Bronx.

Grady's Cold Brew relies on a close partnership with their longtime Brooklyn-based coffee roaster and their specialized local co-packer based in NJ. Grady's also uses a highly efficient network of trusted wholesale distributors (including national distributors Unfi and KeHE), retailers (Whole Foods, Publix, Walmart, Target, etc) and 3rd party online stores such as Amazon, Walmart, and Fresh Direct.

Grady's Cold Brew was previously formed as a New York limited liability company under the name of Keba polis LLC, but converted to a C-Corporation (Grady's Cold Brew, Inc.) in October 2019 through a statutory merger for the purpose of the StartEngine campaign. Kebapolis LLC has been completely merged into Grady's Cold Brew, Inc. and no longer survives as a separate entity.

Previous Offerings

Between December 5th, 2019 and December 31st, 2019, we sold 183,301 shares of common stock in exchange for $1.18 per share under Regulation Crowdfunding.

- **Name: Class B Membership Units**
Type of security sold: Equity
Final amount sold: $1,350,000.00
Number of Securities Sold: 1,350,000
Use of proceeds: Trade Spend (in-store demos, merchandising, slotting fees); Key Hires (Director of Sales, Regional Sales Reps, Brand Strategist); Working Capital (new product development, production, inventory)
Date: September 26, 2017
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold: Convertible Note**
Final amount sold: $250,000.00
Use of proceeds: Working Capital
Date: March 19, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Gross revenues increased 7% from $3,896,701 in 2018 to $4,536,594 in 2019, and Cost of Good Sold decreased 20% from $2,422,988 in 2018 to $2,060,596 in 2019, causing a 68% increase in gross margin from $1,473,713 in 2018 to $2,475,998 in 2019. The increase in revenues from year to year was mainly due to the company spending more in advertising and marketing from year to year to bring product awareness and gain market shares. Marketing and advertising went up 18% from $295,806 in 2018 to $324,795 in 2019.

The company being able to increase its revenues in 2019 and reduce its cost of goods sold led to a 91% decrease in net loss from $957,618 in 2018 to 499,764 in 2019.

Liquidity and Capital Resources

On December 31, 2019, the Company had cash of $106,121 cash in the bank and accumulated a deficit in the amount of $2,248,923. The Company intends to raise additional funds through equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

Net cash (used in) provided by:	2019	2018
Operating activities	The following table summarizes, for the periods	

indicated, selected items in our Statements of Cash Flows:

Net cash (used in) provided by:	2019	2018
Operating activities	$(449,967)	$(435,827)
Investing activities	$ (5,560)	$ (6,064)
Financing activities	$ 429,074	$158,099

Operating Activities

Cash used in operating activities increased to $449,967 from $435,827 for the years ended December 31, 2019 and 2018, respectively. The increase in cash used in operating activities was primarily to the company receivables increasing to $86,944 in 2019 compared to a decrease in receivables of $25,313 in 2018, and to a decrease in credit cards debt of $89,855 in 2019, compare to an increase in credit card debt of $1184,533 in 2018.

Investing Activities

Cash used in investing activities decreased to $5,560 from $6,064 for the years ended December 31, 2019 and 2018, respectively. The decrease in cash used in investing activities was primarily due to the company adding equipment in 2019 for $5,560, which was lower than equipment added in 2018 for $6,064.

Financing Activities

Cash provided by financing activities increased to $429,074 from $158,099 for the years ended December 31, 2019 and 2018, respectively. The increase in cash provided by financing activities was primarily due to the issuance of a convertible note to one of its founding members' Sean Fletcher for cash in the amount of $220,000 on March 19, 2019.

Debt

Revolving Line of Credit

As of December 7, 2016, the company entered a revolving line of credit agreement with Dwight Funding LLC for inventory financing. The credit line has a limit of $1,000,000. The interest rate changes periodically and is calculated periodically as the greater of 13.5% or 9% above US Prime Rate as published by the Wall Street Journal. The credit is classified as short-term loan in Balance Sheet in both 2019 and 2018. As of December 31, 2019, and 2018 the outstanding balances are $226,400 and $215,060 respectively.

SBA Loans

The company received several loans from the U.S Small Business Administration (SBA).

On November 26, 2013, the Company received a loan in the amount of $415,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of Prime plus 2.75% and matures on March 26, 2024. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $190,875 and $220,055 respectively out of which $52,802 and $30,825 is classified as current portion while the rest of it is non-current portion.

On March 3, 2015, the Company received a second loan from the SBA's New York Business Development Corporation in the amount of $200,000. The loan carries an interest rate of Prime plus 2.25% and matures on July 3, 2025. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $118,621 and $129,754 respectively out of which $26,341 and $16,168 is classified as current portion while the rest of it is non-current portion.

On March 29, 2016, the Company received a third loan from the SBA's New York Business Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $188,008 and $170,125 respectively out of which $36,787 and $20,758 is classified as current portion while the rest of it is non-current portion.

On March 29, 2016, the Company received a fourth loan from the SBA's Empire State Certified Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $184,467 and $198,302 respectively out of which $36,094 and $20,210 is classified as current portion while the rest of it is non-current portion.

AMEX Loan

On November 15, 2019 the Company received a loan from American Express National Bank in the amount of $250,000. The loan carries a fee as a percentage of original principle in the amount of 5%. The loan matures in one year and repayment is on a daily basis in the amount of $1,000, and the entire balance is classified as current.

Convertible Promissory Notes

On December 19, 2018, the Company received $30,000 from one of its founding members' Grady Lair, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $30,000 and $2,250 interest were accrued. The whole amount is classified as current.

On March 19, 2019, the Company received $220,000 from one of its founding members' Sean Fletcher, due to issuance of Convertible Note. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $220,000 and $17,750 interest were accrued. The whole amount is classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Grady Laird, age 41, has been Co-Founder, President since 2011. Grady is a cook, editor, writer, entrepreneur, and Co-founder of Grady's Cold Brew, one of the nation's first companies to bottle cold-brewed iced coffee. Prior to his role at Grady's Cold Brew, he was a freelance production editor for GQ magazine.

Dave Sands, age 36, has been Co-Founder, Director of Sales Since 2011. Before devoting his full attention to being a jack-of-all-trades at Grady's (sales director, brewery builder, truck driver, etc), Dave spent 5 years at Xerox Corporation, beginning in entry level sales and eventually managing their new Office Services Division for all IPG & WPP accounts, worldwide.

Kyle Buckley, age 32, has been Director since 2011. Kyle current primary role Chief Executive Officer at Pack Labs. He co-founded Grady's Cold Brew in 2011 and helped build the business nationally as COO.

Michael McNamara, age 39, has been director since 2011. Michael is a Founding Board Member of Grady's Cold Brew and the Co-founder and CEO of Lancium, a renewable energy and distributed computing company. He also serves as Co-chairman of Certified Holdings, a privately-held industrial automation and technology firm.

Tim Boggs, 43, has been Director since 2017. He is the Head of Business Development & Investor Relations at Cadian Capital Management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Grayson Morrow Laird 214 Carol Ave. Pelham, NY 10803	4,240,800 shares		41.09%
Common Stock	David John Sands 630 Metropolitan Ave. Apt 6B Brooklyn, NY 11211	1,567,400 shares		15.19%

RELATED PARTY TRANSACTIONS

On December 19, 2018, the Company received $30,000 from one of its founding members' Grayson Laird, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $30,000 and $2,250 interest were accrued.

On March 19, 2019, the Company received $220,000 from one of its founding members' Sean Fletcher, due to issuance of Convertible Note. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $220,000 and $17,750 interest were accrued.

Grayson Laird and Dave Sands each make $100,000 annually in salary. In addition the company's paid $5,420 for Dave's health insurance in 2019.

OUR SECURITIES

Our authorized capital stock consists of 14,000,000 shares of common stock, no par value. Out of total amount of authorized shares, 5,000,000 pertain to common shares Class A and 9,000,000 pertain to common shares Class B. On October 11, 2019, the Company underwent Conversion from a New York Limited Liability Company to a C Corporation. Upon Conversion of the LLC, the members of the

Company exchange their membership units for 4,240,800 shares of Class A common stock and 6,079,200 of Class B common stock. As of December 31, 2019, 4,240,800 shares of Class A common stock and 6,079,200 of Class B common stock have been issued and are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 906,779 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 4,240,800 outstanding.

Voting Rights

2 votes per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 9,000,000 with a total of 6,614,268 outstanding.

Voting Rights

1 vote per share

Material Rights

The 6,614,268 Class B shares currently listed as outstanding, is calculated on a fully diluted basis, and includes 535,068 Class B shares which are not yet issued, based on outstanding convertible notes, if they were to convert prior to this offering, at a price per share of $0.50, based on the principal amount outstanding of $250,000 plus accrued interest of $17,534.

Convertible Note

The security will convert into Class b common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Grady's Cold Brew, Inc.

By   /s/

Name: Grayson M. Laird

Title: President

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Grayson M. Laird, President of Grady's Cold Brew, Inc., hereby certify that the financial statements of Grady's Cold Brew, Inc. included in this Report are true and complete in all material respects.

President